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EXHIBIT 8 - TAX OPINION


                     [WERNER & BLANK CO. L.P.A. LETTERHEAD]

September 30, 1998

Board of Directors
Killbuck Bancshares, Inc.
165 N. Main Street
Killbuck, OH  44637

and

Board of Directors
Commercial and Savings Bank Co.
701 S. Market St.
Danville, OH

Ladies and Gentlemen: You have requested our opinion as to the federal income tax consequences of the transactions contemplated by a certain Merger Agreement dated as of April 13, 1998, by and between Killbuck Bancshares, Inc. ("Killbuck") and Commercial and Savings Bank Co. ("Commercial"), hereinafter referred to as the "Agreement." Our opinion is made in reliance upon and is limited to the following facts and circumstances:

FACTS

Commercial is an Ohio corporation, is a registered bank holding company and is located in Danville, Ohio. Killbuck is an Ohio corporation, is a registered bank holding company and is located in Killbuck, Ohio.

Killbuck and Commercial have only common shares outstanding. Commercial is to be merged into Killbuck, under the Articles of Incorporation of Killbuck and in compliance with applicable Ohio law.

Each share of Commercial common stock outstanding on the effective date of the transaction will be converted into shares of common stock of Killbuck as provided by the Agreement. The effect of the consummation of the transaction and the exchange of shares will be that shareholders of Commercial will become shareholders of Killbuck, and Killbuck will own all of the outstanding common stock of Commercial.

The business of Commercial and Killbuck (and affiliates) will continue substantially unchanged after the effective date of the transaction.

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No fractional shares will be issued in the transaction. In lieu thereof, holders otherwise entitled to receive such fractional shares will be issued cash.

We are not aware, and have been advised by the management of Commercial that they have no knowledge, of any plan or intention on the part of shareholders of Commercial to sell or otherwise dispose of an amount of the Killbuck shares to be received in the transaction, which could reduce Commercial's shareholders ownership of Killbuck shares after the merger of Commercial and Killbuck to shares having an aggregate value as of the effective date of the transaction, of less than fifty percent (50%) of the value of all the formerly outstanding shares of Commercial as of the same date.

The transaction will be carried out pursuant to and in accordance with all applicable corporate and banking laws relating to the transaction. On the effective date, Killbuck will succeed to all assets of Commercial and will be liable for the liabilities of Commercial then existing or arising as a result of the transactions.

Following the consummation of the transaction resulting in the merger of Commercial with and into Killbuck, Killbuck will continue to operate the business of Commercial and its existing affiliates in substantially the same manner.

Arms-length negotiations were carried on between the management of Killbuck and management of Commercial which led to the Agreement and fixed the terms of the transaction. Consideration was given to both financial and nonfinancial factors involved in the transaction and the business benefits from the transaction were discussed and considered by the parties.

In the opinion of the management of Killbuck and Commercial, its employees and customers will benefit from the affiliation. It is also expected that the transaction will better enable the resulting corporation to compete with other financial institutions.

OPINION

Based upon the above, it is our opinion that the Agreement will have the following federal income tax consequences:

1. The merger of Commercial with and into Killbuck will constitute a "Statutory Merger" within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended, and Commercial and Killbuck will each be a "party to a reorganization" within the meaning of Section 368(b).

2. No gain or loss will be recognized by Commercial as a result of the transfer of its assets to and the assumption of its liabilities by Killbuck. Section 361(a) and 357(a).

3. No gain or loss will be recognized by Commercial's shareholders who exchange their respective shares solely for Killbuck shares. Section 354(a).

4. The basis of the Killbuck shares received by Commercial's shareholders in exchange for their shares will be the same as the basis in the shares exchanged therefor, respectively. Section 358(a).


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5.   The holding period of the Killbuck shares received by Commercial's shareholders will include the period during which shares exchanged therefor were held, provided such shares were held as a capital asset.
     Section 1223(1).

6. The payment of cash in lieu of fractional shares for the purpose of mechanically rounding off the fractions resulting from the exchange, will, in each instance, constitute a distribution not essentially equivalent to a dividend within the meaning of Section 302(b)(1) of the Internal Revenue Code of 1986, as amended. The amount received will be treated as a distribution in full payment in exchange for the shareholders' fractional share of interest under Section 302(a) of the Code.

7. Gain or loss will be recognized by each Commercial shareholder who dissents and receives only cash in exchange for all of the shares owned by them.

This letter is solely for your information and use, and except: (i) for its reliance upon by Killbuck, Commercial and their respective shareholders; and
(ii) to the extent that such may be referred to in the Proxy Statement-Prospectus to be distrubuted to the shareholders of Killbuck and Commercial and in the related Registration Statement to be filed with the Securities and Exchange Commission as an exhibit to same, it is not to be used, circulated, quoted or otherwise referred to for any other purpose, or relied upon by any other person, for whatever reason without our prior written consent.

Very truly yours,

/s/ Werner & Blank Co., LPA

Werner & Blank Co., L.P.A.